UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Kaixin Auto Holdings

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G2345N 102

(CUSIP Number)

December 28, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

1.	Names of Reporting Persons. Qiangqiang Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,849,231 ordinary shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,849,231 ordinary shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,849,231 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2%(1)
12.	Type of Reporting Person CO

(1)	This percentage is calculated based on a total of 174,859,644 ordinary shares outstanding as of March 31, 2022 as reported on the Issuer’s Form 20-F filing on April 29, 2022, as amended.

13G

1.	Names of Reporting Persons. Liqun Zhang
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization P. R. of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,849,231 ordinary shares(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,849,231 ordinary shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,849,231 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person IN

Note:

(2)	represent 10,849,213 ordinary shares held by Qiangqiang Limited, of which Liqun Zhang is the sole owner and director.

13G

ITEM 1.

(a)	Name of Issuer: Kaixin Auto Holdings

(b)	Address of Issuer’s Principal Executive Offices:

9/F, Tower A,
Dongjin International Center,
Huagong Road, Chaoyang District,
Beijing 100015, People’s Republic of China

ITEM 2.

(a)	Name of Person Filing:

(i)	Qiangqiang Limited

(ii)	Liqun Zhang

(b)	Address of Principal Business Office, or if None, Residence:

Qiangqiang Limited	Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

Liqun Zhang	Bldg. 5 Yi Men No. 2305, Fang Cheng Yuan Yi Qu, Fengtai District, Beijing, PRC

(c)	Citizenship:

Qiangqiang Limited	British Virgin Islands

Liqun Zhang	P.R. of China

(d)	Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share

(e)	CUSIP Number:

G2345N 102

13G

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the Cover Pages attached hereto and is incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

LIST OF EXHIBITS

Exhibit No.
99.1	Joint Filing Agreement

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Qiangqiang Limited	By:	/s/ Liqun Zhang
	Name:	Liqun Zhang
	Title:	Director

Liqun Zhang	By:	/s/ Liqun Zhang